UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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KULICKE AND SOFFA INDUSTRIES, INC.
(Exact Name of Registrant as Specified in Charter)

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Pennsylvania	000-00121	23-1498399
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

23A Serangoon North Avenue 5, #01-01 K&S Corporate Headquarters, Singapore	554369
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (215) 784-6000

N/A
(Former Name or Former Address, if Changed Since Last Report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.
Conflict Minerals Disclosure

The products named in this report were either manufactured by Kulicke and Soffa Industries, Inc. (“K&S” or the “Company”) or contracted by the Company to be manufactured. The listed products may contain conflict minerals necessary to their functionality or production.
With regard to the conflict minerals used in the products named in this report, pursuant to Rule 13p-1 under the Securities Exchange Act, the Company has conducted in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo (the “DRC”) or an adjoining country or are from recycled or scrapped sources.
After conducting the inquiry described herein, the Company commenced its due diligence process for the year ended December 31, 2014. The tantalum, tin, tungsten and gold ("3TG") analysis of the corresponding spares for the Equipment under study has also been completed.
On average, about 50% of raw materials, components and sub-assemblies used in the Company's products do not contain any 3TGs. The remaining approximately 50% of the constituent raw materials, components and sub-assemblies either (a) contain 3TGs or (b) are as yet undeterminable at this stage of our analysis.
In addition, there are certain legacy spare parts pertaining to discontinued Equipment products, that constitute about 4% of the Company's total sales. These have been excluded in the due diligence process as these are discontinued products and the proportion of sale of such spares will further decline in the coming years.
The results of the Company’s reasonable country of origin inquiry can be found in the Company’s Conflict Minerals Report. A copy of Kulicke and Soffa Industries, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.kns.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this filing.

We operate two main business segments, Equipment and Expendable Tools.
Our list of Equipment segment products analyzed by the Company is shown in the table below:

Business Unit	Product Name (1)	Typical Served Market

Ball bonders:
	IConnPS	Advanced and ultra fine pitch applications

	IConnPS Plus	Advanced and ultra fine pitch applications

	IConnPS LA	Large area substrate and matrix applications

	IConnPS Plus LA	Large area substrate and matrix applications

	IConnPS ProCu	High-end copper wire applications demanding advanced process capability and high productivity

	IConnPS ProCu Plus	High-end copper wire applications demanding advanced process capability and high productivity

	IConnPS ProCu LA	Large area substrate and matrix applications for copper wire

	IConnPS ProCu Plus LA	Large area substrate and matrix applications for copper wire

	ConnXPS Plus	High productivity bonder for low-to-medium pin count applications

	ConnXPS LED	LED applications

	ConnXPS VLED	Vertical LED applications

	ConnXPS Plus LA	Cost performance large area substrate and matrix applications

	AT Premier Plus	Advanced wafer level bonding application

Wedge bonders
	3600Plus	Power hybrid and automotive modules using either heavy aluminum wire or PowerRibbon®

	3700Plus	Hybrid and automotive modules using thin aluminum wire

	7200Plus	Power semiconductors using either aluminum wire or PowerRibbon®

	7200HD	Smaller power packages using either aluminum wire or PowerRibbon®

	PowerFusionPS TL	Power semiconductors using either aluminum wire or PowerRibbon®

	PowerFusionPS HL	Smaller power packages using either aluminum wire or PowerRibbon®

(1) Power Series (“PS”)

We also sell manual wire bonders, and we offer spare parts, equipment repair, maintenance and servicing, training services, and upgrades for our equipment through our Support Services business unit.
We manufacture and sell a variety of Expendable Tools for a broad range of semiconductor packaging applications. Our principal Expendable Tools segment products include:

•
Capillaries:  expendable tools used in ball bonders. Made of ceramic and other elements, a capillary guides the wire during the ball bonding process. Its features help control the bonding process. We design and build capillaries suitable for a broad range of applications, including for use on our competitors' equipment. In addition to capillaries used for gold wire bonding, we have developed capillaries for use with copper wire to achieve optimal performance in copper wire bonding. In January 2015, we introduced QuantisTM QFN Capillary, the latest copper wire bonding capillary designed for QFN (Quad Flat No-lead) application.

•	Dicing blades: expendable tools used by semiconductor manufacturers to cut silicon wafers into individual semiconductor die or to cut packaged semiconductor units into individual units.

•	Bonding wedges: expendable tools used in heavy wire wedge bonders. Heavy wire wedge tools are used for both wire and ribbon applications.
Our Engineering team analyzed each part in the Bill of Materials ("BOM") of the selected products for presence of 3TGs. If the part did not contain 3TGs, there was no further action taken and the Company's database was updated. The drawing and data sheet and material composition were examined. The following is a flow chart illustrating the approach that the Engineering team took:
Each part was listed in a file as per the below example:
The file listed each item by part number, a description of the part, the material contained in the part, the finishing of the part, a column for each 3TG item, and a course of action. Under the 'Action' column, it was noted "Yes" if the part contained 3TGs or was undeterminable, and "No" if there was no presence of 3TGs. If it was established that the item did contain 3TGs or was undeterminable, the part was referred to the Supply Chain department for further analysis.

Supply chain and efforts to determine country of origin
The Supply Chain team linked each part to the purchasing function to identify the supplier of the material, component or sub assembly. Standard communication templates were forwarded to our direct suppliers ("Tier-1 suppliers"). The Company based the survey on the Conflicts Minerals Reporting Template (the "CMRT") to establish the source of the 3TGs for each of the items that were identified to contain 3TGs. The CMRT included questions regarding the Company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters that the Company and its suppliers use. In addition, the template contained questions about the origin of conflict minerals included in their products, as well as the suppliers' due diligence. Written instructions and recorded training illustrating the use of the tool is available on CMR's website. The Company understands that the CMRT is being used by many companies in their due diligence processes related to conflict minerals.
The Conflict Minerals document package sent to the Company's Tier-1 suppliers contained the following:

•	Supplier Letter - Notification to suppliers that K&S is subject to Section 1502 of the Dodd-Frank Act, that K&S needs to comply and that their cooperation is requested.

•	K&S Conflict Minerals Policy

•	Conflict Minerals K&S Training Presentation

•	CMRT
Standard communication documents were intended to be communicated through the Supply Chain to sub-suppliers.
Suppliers were expected to respond as follows:
•Acknowledge the receipt of the request
•Understand the Conflict Minerals Policy and K&S requirements
•Perform due diligence on their supply chains to identify the smelter sources
•Consolidate the sub-suppliers responses and integrate them into their responses
•Submit the completed and signed CMRT to K&S within the requested time frame.
A tracking system was implemented to monitor supplier response performance and due diligence progress. The responses received from suppliers were reviewed, and suppliers reporting 3TG items being purchased from the DRC or its adjoining countries were flagged and a risk mitigation strategy was developed for those suppliers.
The Company also holds a Supplier Day from time to time for all of its Tier-1 suppliers to explain the requirements of the Conflict Minerals disclosure subsequent to the distribution of the standard communication documents. Presentations are made to the suppliers detailing the requirements of the Conflict Minerals rule and K&S policy. During the Supplier Day, our standard Conflict Minerals package is given to suppliers to take away and review.
We rely on our Tier-1 suppliers to provide information on the origin of the 3TGs contained in components and sub-assemblies supplied to us - including the sources of 3TGs that are supplied to them by their sub-suppliers. However, contracts with our suppliers are usually in force for three to five years or more and typically, we cannot unilaterally impose new contract terms and flow-down requirements, such as those required by our Conflict Minerals Policy, midway through such contracts, although we attempt and encourage our suppliers to adhere to those terms, to the extent possible.
As we enter into new contracts, or when our existing contracts come up for renewal, we are adding a clause to require our suppliers to declare their compliance per the CMRT and any other SEC requirements. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sub-suppliers upstream from our direct suppliers.

Item 1.02 Exhibit.
The Conflict Minerals Report required by Item 1.01 is filed as an exhibit to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KULICKE AND SOFFA INDUSTRIES, INC.

Date: May 29, 2015	By:	/s/ JONATHAN CHOU
Jonathan Chou
Senior Vice President and Chief Financial Officer